February 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jane Park , SEC Examiner

Re:	Item 9 Labs Corp. (the “Company”)
Offering Statement on Form 1-A (File No. 024-11795)
Qualification Request

Ladies and Gentlemen:

We respectfully request that the Company’s above-referenced Offering Statement be qualified by the Securities and Exchange Commission under Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, at 2:00 PM (ET) on Friday, February 25, 2022, or as soon thereafter as is practicable.

Very truly yours,

Item 9 Labs Corp.

By: /s/ Andrew Bowden

Andrew Bowden

Chief Executive Officer

(Principal Executive Officer)